UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-40543

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Pop Culture Group Co., Ltd

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3rd Floor, No. 168 Fengqi Road
Jimei District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

In connection with the Extraordinary General Meeting of Shareholders (the “Meeting”) of Pop Culture Group Co., Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated March 1, 2024, to be mailed to the shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pop Culture Group Co., Ltd
Date: March 1, 2024	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors